EXHIBIT 12(b)
FLORIDA POWER & LIGHT COMPANY COMPUTATION OF RATIOS
	Years Ended December 31,

	2001	2000	1999	1998	1997

	(millions of dollars)
RATIO OF EARNINGS TO FIXED CHARGES

Earnings, as defined:
Net income	$694	$622	$591	$631	$627
Income taxes	383	341	324	349	321
Fixed charges, as below	198	192	174	209	240

Total earnings, as defined	$1,275	$1,155	$1,089	$1,189	$1,188

Fixed charged, as defined:
Interest charges	$187	$176	$163	$196	$227
Rental interest factor	6	7	3	4	4
Fixed charges included in nuclear fuel cost	5	9	8	9	9

Total fixed charges, as defined	$198	$192	$174	$209	$240

Ratio of earnings to fixed charges	6.44	6.02	6.26	5.69	4.95

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

Earnings, as defined:
Net income	$694	$622	$591	$631	$627
Income taxes	383	341	324	349	321
Fixed charges, as below	198	192	174	209	240

Total earnings, as defined	$1,275	$1,155	$1,089	$1,189	$1,188

Fixed charged, as defined:
Interest charges	$187	$176	$163	$196	$227
Rental interest factor	6	7	3	4	4
Fixed charges included in nuclear fuel cost	5	9	8	9	9

Total fixed charges, as defined	198	192	174	209	240

Non-tax deductible preferred stock dividends	15	15	15	15	19
Ratio of income before income taxes to net income	1.55	1.55	1.55	1.55	1.51

Preferred stock dividends before income taxes	23	23	23	23	29

Combined fixed charges and preferred stock dividends	$221	$215	$197	$232	$269

Ratio of earnings to combined fixed charges and preferred stock dividends	5.77	5.37	5.53	5.13	4.42